SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2003

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CELULAR SUL PARTICIPAÇÕES S.A.
A Publicly-Owned Company
C.N.P.J. n°. 02.558.115/0001-21
NOTICE TO SHAREHOLDERS
CREDIT OF INTEREST ON CAPITAL

Shareholders are hereby informed that the Board of Directors of Tele Celular Sul Participações S.A. (“Company”) adopted and will submit to the appreciation of the Shareholders Meeting the credit of Interest on Capital (“Juros Sobre o Capital Próprio - JSCP”), pursuant to article 9 of Law n° 9.249/95 and Comissão de Valores Mobiliários – CVM Decision n° 207/96.

The corresponding credit will be posted to the accounts on Dec.31.2003, individually, on the basis of the respective shareholding on that date, in compliance with IN-SRF n° 41/98.

Gross interest of R$ 0.0336626219 will be credited per lot of one thousand shares, minus 15% withholding income tax, resulting in net interest of R$ 0.0286132286, excepting shareholders with proven exemption, will accrue on the dividends as provided in article 9°§ 7° of Law n°. 9.249/95.

Exempted legal entities shall provide evidence of such exemption no later than Jan.05.2004 to the shares management of Banco ABN AMRO Real S/A, depository of the book-entry shares, at Avenida Paulista, 1374 – 8° andar – Cerqueira César – São Paulo – SP, CEP: 01310-916, Telephone (0XX 11) 3174-9279, Fax: (0XX11) 3174-9176, E-mail: acionista@real.com.br .

Curitiba, December 17, 2003.

Paulo Roberto Cruz
Cozza Director of Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: December 18, 2003	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer